BB 3/2

SECURITIE[S AND EXCHANGE COM]MISSION

10027548

SEC Mail Processing Section

FEB 26 2010

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odd Lot Bonds, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue Suite 721
(No. and Street)

Aventura	FL	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman (786) 787-0370
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, middle name)

1675 N. Military Trail, Fifth Floor	Boca Raton	Florida	33486
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/9

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odd Lot Bonds, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Notary Public

LUPE RODRIGUEZ
MY COMMISSION # DD 873233
EXPIRES: July 22, 2013
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ODD LOT BONDS, INC.

FINANCIAL STATEMENTS

December 31, 2009

ODD LOT BONDS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2009

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida 33180

We have audited the accompanying statement of financial condition of Odd Lot Bonds, Inc. as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Bonds, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 15, 2010

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

ODD LOT BONDS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	120,279
Restricted Cash		50,000
Receivable from Broker-Dealers and Clearing Organizations		624
Due from Stockholder		25,583
Marketable Securities, at Market Value		61,516
Furniture and Office Equipment, at Cost		
Less: Accumulated Depreciation of $10,680		1,116
Other Assets		1,735
	$	260,853

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Liabilities	$	44,133
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 1,000,000 Shares; Issued 216,700 Shares		2,167
Additional Paid-in Capital		253,509
Accumulated Deficit		(38,956)
Total Stockholder's Equity		216,720
	$	260,853

The Accompanying Notes are an Integral Part of These Financial Statements

ODD LOT BONDS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUE		
Trading and Commission Income	$	714,687
Other Income		2,997
Interest Income		4,265
		721,949
EXPENSES		
Employee Compensation and Benefits		392,196
Clearance Fees		70,098
Commission Expense		70,433
Communications and Data Processing		31,652
Occupancy		23,348
Other		98,797
		686,524
Net Income	$	35,425

The Accompanying Notes are an Integral
Part of These Financial Statements

ODD LOT BONDS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2009	$ 2,167	$ 253,509	$ (74,381)	$ 181,295
Net Income	-	-	35,425	35,425
Balance, December 31, 2009	$ 2,167	$ 253,509	$ (38,956)	$ 216,720

ODD LOT BONDS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	35,425
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization		440
Change in Assets and Liabilities:		
(Increase) In:		
Receivable from Broker-Dealers and Clearing Organizations		(399)
Marketable Securities		(22,292)
Increase In:		
Accounts Payable and Accrued Liabilities		20,163
Net Cash Provided by Operating Activities		33,337
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of Property and Equipment		(701)
Advances to Stockholder		(25,583)
Net Cash (Used In) Financing Activities		(26,284)
Increase in Cash		7,053
Cash:		
Beginning		113,226
Ending	$	120,279

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Odd Lot Bonds, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are valued at market value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in Trading and Commission Income on the Statement of Income.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Furniture and Office Equipment

Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years. Depreciation expense for the year ended December 31, 2009 was $440.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2009.

Restricted Cash

Restricted cash consists of $50,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this restricted fund on deposit.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As described above, the Company's investments are comprised primarily of marketable securities that are classified as available for sale and recorded at their fair market values. The carrying amounts of receivables, due from stockholder and accounts payable approximates fair value due to the short-term maturities of these instruments.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table summarizes the composition and fair value hierarchy of the Company's financial assets and liabilities as of December 31, 2009:

	Level 1	Level 2	Level 3
Assets:			
U.S. Government Bonds	$ -	$ 61,516	$ -

NOTE 3: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009, consist of interest receivable of $624.

The Company clears all of its proprietary transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any amounts due to broker-dealers ($7,184 at December 31, 2009) are included in accounts payable and accrued liabilities and normally collateralized by securities owned by the Company.

NOTE 4: MARKETABLE SECURITIES

Marketable securities consisted of U.S. Government bonds totaling $61,516 as of December 31, 2009.

NOTE 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $100,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances.

NOTE 6: CONTRACTUAL COMMITMENTS

In July 2009, the Company signed a one year office lease, expiring on June 30, 2010, with monthly rent payments of approximately $1,700. Total occupancy expense for the year ended December 31, 2009 was $23,348.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $185,346, which was $85,346 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

NOTE 8: DUE FROM STOCKHOLDER

Amounts due from stockholder totaled $25,583 as of December 31, 2009 and represent advances to the Company's sole stockholder. This amount is non-interest bearing, with no specific repayment terms and is due on demand.

NOTE 9: PROFIT SHARING PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, not in excess of the maximum deduction allowable for income tax. The Company declared contributions totaling $35,000 during the year ended December 31, 2009. Accrued contributions totaled $25,000, which is included in Accounts Payable and Accrued Liabilities on the accompanying Statement of Financial Condition as of December 31, 2009.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2010, the date which the financial statements were available to be issued.

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

Our report on our audit of the basic financial statements of Odd Lot Bonds, Inc. as of and for the year ended December 31, 2009 appears on page F-1. This audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 15, 2010

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

ODD LOT BONDS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Liabilities	$	44,133
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	216,720
Deductions:		
Nonallowable Assets		
Petty Cash		300
Due from Stockholder		25,583
Furniture and Office Equipment, Net		1,116
Other Assets		1,735
Total Nonallowable Assets		28,734
Net Capital Before Haircuts on Securities Positions		187,986
HAIRCUTS ON SECURITIES POSITIONS:		
Obligations of U.S. Government		2,640
Net Capital	$	185,346
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	85,346
Excess Net Capital at 1000%	$	180,933
Ratio of Aggregate Indebtedness to Net Capital		0.24

ODD LOT BONDS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	211,609
Audit Adjustments to Increase Accrued Liabilities		(26,263)
Net Capital Per Above	$	185,346

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2009 to December 31, 2009, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

To the Stockholder
Odd Lot Bonds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Odd Lot Bonds, Inc. (the "Company), as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 15, 2010

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Odd Lot Bonds, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Odd Lot Bonds, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenue reported on the FOCUS reports for the period beginning January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a difference of $9,701.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting a decrease in deductions of $5,035.

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting a difference of $37 in the general assessment amount for audit adjustments not considered in the Form SIPC-7T.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such of an opinion. Had we performed additional procedures, other matters might have some to our attention that would have been reported to you.

This report was intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann

Boca Raton, Florida
February 15, 2010

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep